SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.

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             In the Matter of               :
                                            :
EASTERN UTILITIES ASSOCIATES (EUA)          :
EUA ENERGY INVESTMENT CORPORATION           :
     (EUA ENERGY)                           :
BOSTON, MA                                  :       Certificate of
                                            :       Notification
                                            :       Pursuant to Rule 24,
                                            :       Interim Report
                                            :
                  (70-7426)                 :
                                            :
(Public Utility Holding Company Act of 1935):
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     In accordance with the terms and conditions of Rule 24 under the Public Utility Holding Company Act of 1935, and the Orders of the Commission dated December 4, 1987, January 11, 1988, and April 15, 1994, (the "Orders") authorizing transactions as more fully described in the Application-Declaration as amended (the "Application"), the undersigned hereby enclose herewith for filing pursuant to the above-referenced Order are the balance sheet, the income statement, and the statement of cash flows of EUA Energy Investment Corporation for the period ended March 31, 1997.

                                     Very truly yours,

                                     EASTERN UTILITIES ASSOCIATES

                                     By: /s/ Clifford J. Hebert, Jr.
                                             Clifford J. Hebert, Jr.
                                             Treasurer

                                     EUA ENERGY INVESTMENT CORPORATION

                                     By: /s/ Clifford J. Hebert, Jr.
                                             Clifford J. Hebert, Jr.
                                             Treasurer

Dated:  June 12, 1997
                    EUA ENERGY INVESTMENT CORPORATION
                  ENERGY AND ENERGY CONSERVATION RESEARCH
                             FIRST QUARTER 1997

 (1) EUA Energy Investment Corporation Financial Statements for the first quarter 1997.

                     EUA ENERGY INVESTMENT CORPORATION
                          CONDENSED BALANCE SHEET
                              March 31, 1997
                                (Unaudited)
                         (In Thousands of Dollars)

                       ASSETS

Property and other investments:
    Investment - Subsidiaries                      ($3,649)
    Other Assets                                       505
          Total fixed Assets                        (3,144)
Current Assets:
    Cash and temporary Cash Investments                 14
    Notes Receivable                                18,776
    Accounts Receivable                                156
    Prepayments and Other Assets                        35
          Total Current Assets                      18,981
TOTAL ASSETS                                       $15,837

                    LIABILITIES

Common Stock and Other Paid-In Capital                  $1
Retained (Loss) Earnings                           (14,311)
          Total Common Equity                      (14,310)
          Total Capitalization                     (14,310)
Current Liabilities:
    Notes Payable to Parent                         30,486
    Accounts Payable                                    50
    Accrued Interest                                   848
          Total Current Liabilities                 31,384
Accumulated Deferred Taxes                          (1,237)
TOTAL LIABILITIES AND EQUITY                       $15,837


                    EUA ENERGY INVESTMENT CORPORATION
                        CONDENSED INCOME STATEMENT
               For the Quarter Ended and YTD March 31, 1997
                               (Unaudited)
                         (In Thousands of Dollars)

                                     QUARTER ENDED      YTD

Operating Income                              $0        $0

Operating Expenses:
    Operation                                103       103
    Depreciation & Amortization                5         5
    Taxes - Other                              4         4
    Income and Deferred Taxes               (128)     (128)
          Total Operating Expenses           (16)      (16)
Operating Income                              16        16
Other Income and Deductions                 (880)     (880)
    Loss Before Interest Charges            (864)     (864)
Interest Charges:
    Interest Expense - Associated Companies  406       406
    Other Interest Expense                     1         1
          Total Interest Charges             407       407
Net Income (Loss)                        ($1,271)  ($1,271)


                    EUA ENERGY INVESTMENT CORPORATION
                         STATEMENT OF CASH FLOWS
                 For the Three Months Ended March 31, 1997
                               (Unaudited)
                         (In Thousands of Dollars)

Operating Activities:
    Pre-tax Net Income                             ($1,271)
    Change in Assets and Liabilities:
        Accounts & Notes Receivable                 (2,282)
        Accounts & Notes Payable                     2,086
        Accrued Expenses                               406
        Other (Net)                                    (32)
       Net Cash (Used In) Operating Activities      (1,093)
Investing Activities:
    Investments in Subsidiaries                      1,092
       Net Cash Provided From Investing Activities   1,092
Cash Provided (Used)                                   ($1)


                    EUA ENERGY INVESTMENT CORPORATION
                   ENERGY AND ENERGY CONSERVATION RESEARCH
                             FIRST QUARTER 1997

(2) EUA Energy has not invested in or become obligated to invest in any cogeneration or small power production projects.


(3) EUA Energy utilized $61,230 of its authorized $5 million in R&D funding in the first quarter of 1997. On a cumulative basis EUA Energy has utilized $2,916,916 of funding through March 31, 1997. The first quarter R&D expenditures were used in the development of applications for electric compression of gas pipelines in North America. EUA Energy is funding one-half of the $525,000 development budget for this project in conjunction with AllQuest Pipeline Services.


(4) Services were provided by EUA Service Corporation staff personnel in the following areas:
                    a.   Financial & Accounting
                    b.   Information Services
                    c.   Treasury
                    d.   Personnel & Employee Benefits
                    e.   Corporate Communications